EXHIBIT 12

                             Ford Holdings, Inc. and Subsidiaries

                               CALCULATION OF RATIO OF EARNINGS
                    TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                    -------------------------------------------------------
                                         (in millions)

                                                              For the Years Ended December 31
                                                 -----------------------------------------------------
                                                 1993       1992         1991        1990         1989
                                               ------      ------       ------      ------        ----
 Earnings (a)
  Income before income taxes
   and cumulative effects of
   changes in accounting
   principles                                  $  831      $  588       $  592      $  455        $286
  Fixed charges                                 1,895       1,731        1,790       1,648         417
                                               ------      ------       ------      ------        ----
     Total earnings                            $2,726      $2,319       $2,382      $2,103        $703
                                               ======      ======       ======      ======        ====
Combined Fixed Charges and
Preferred Stock Dividends (a)
  Interest expense                             $1,832      $1,659       $1,718      $1,569        $388
  Interest portion of
   rental expense                                  24          24           24          28          24
  Preferred stock dividend
   requirements (b)                               123          78           74          89          15
                                               ------      ------       ------      ------        ----
     Total combined fixed charges
      and preferred stock dividends            $1,979      $1,761       $1,816      $1,686        $427
                                               ======      ======       ======      ======        ====
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends                                  1.4         1.3          1.3         1.2         1.6

Pro forma
Pro forma (unaudited) interest
 on zero coupon note                                                                                25
                                                                                                  ----
  Pro forma total fixed charges                                                                   $452
                                                                                                  ====
Pro forma ratio of earnings to
 combined fixed charges and
 preferred stock dividends                                                                         1.6


- ---------------------
(a) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represent earnings before income taxes and cumulative effects of changes in accounting principles, plus fixed charges. "Combined fixed charges and preferred stock dividends" represent interest expense, a portion of rentals representative of an implicit interest factor for such rentals, and dividends paid on preferred stock.

(b) Preferred stock dividend requirements increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on effective income tax rates for the respective periods.


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